SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A(1)

Under the Securities Exchange Act of 1934

TripAdvisor, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

896945 201

(CUSIP Number)

Charles Y. Tanabe, Esq. Executive Vice President and General Counsel Liberty Interactive Corporation 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5400	Andrew J. Nussbaum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

May 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1 (e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)                               Note:  This statement constitutes Amendment No. 1 of the Report on Schedule 13D of the reporting group consisting of Liberty Interactive Corporation (formerly Liberty Media Corporation) and Barry Diller.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 32,959,119 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 32,959,119 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,959,119 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)
22.8%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 57.1% of the voting power of the Company. See Item 5.

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 32,959,119 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 32,959,119 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,959,119 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)
22.8%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 57.1% of the voting power of the Company. See Item 5.

14.	Type of Reporting Person (See Instructions) CO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Statement of

LIBERTY INTERACTIVE CORPORATION

and

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

TRIPADVISOR, INC.

This Report on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of TripAdvisor, Inc., a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Commission by Liberty Interactive Corporation, a Delaware corporation (“Liberty”), and Mr. Barry Diller (“Mr. Diller”) (each a “Reporting Person”), on December 30, 2011 (the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 4.	Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On May 3, 2012, Liberty sold 8,450,000 shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended at an average per share price of $40.  Liberty determined to sell such shares at such time in order to take advantage of market conditions.

Depending on market conditions and other factors, and subject to any restrictions or limitations described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto, the Reporting Persons or their respective subsidiaries may (i) purchase additional shares of Common Stock in the open market or in private transactions or (ii) sell all or some of their shares of Common Stock by public or private sale, gift, pledge or otherwise.

Subject to the foregoing and except as described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto, (i) Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, and (ii) Barry Diller does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, except that Mr. Diller may dispose of shares of Common Stock to satisfy the exercise price and tax withholding obligations in connection with the exercise of employee stock options.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 4 of, and Rows (7) through (10) of the cover pages to, this Amendment is incorporated herein by reference.

(a)-(b) The members of the Reporting Group beneficially own 20,159,120 shares of Common Stock (assuming the exercise of options to purchase 2,106,964 shares of Common Stock that are exercisable within 60 days of May 3, 2012) and 12,799,999 shares of Class B Common Stock, which shares constitute 15.3% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of the Reporting Group’s shares of Class B Common Stock into Common Stock, the Reporting Group would beneficially own 22.8% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 57.1% of the voting power of the Company. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on May 9, 2012, 129,369,759 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on information provided by the Issuer. Mr. Diller holds an irrevocable proxy granted by Liberty, pursuant to which Mr. Diller has the right to vote the Company’s securities held by Liberty and its affiliates, subject to certain limitations as described herein.

(c) See Item 4 of this Amendment.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: May 15, 2012

LIBERTY INTERACTIVE CORPORATION

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Vice President

BARRY DILLER

	By:	/s/ Barry Diller

INDEX TO EXHIBITS

1.	Joint Filing Agreement, by and among Liberty Interactive Corporation, a Delaware corporation and Mr. Barry Diller, dated as of December 20, 2011.*
2.	Governance Agreement, by and among TripAdvisor, a Delaware corporation, Liberty Interactive Corporation, a Delaware corporation and Mr. Barry Diller, dated as of December 20, 2011.*
3.	Stockholders Agreement, by and between Liberty Interactive Corporation, a Delaware corporation, and Mr. Barry Diller, dated as of December 20, 2011.*
4.	Assistant Secretary’s Certificate of Liberty Interactive Corporation.*

*	Previously filed.